FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month October, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Board Meeting held on October 23, 2021

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

1.	In terms of Regulation 33 and Regulation 52(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“the Listing Regulations”), we enclose herewith the following:

•	Copy of the unaudited financial results (standalone and consolidated) for the quarter and half-year ended September 30, 2021 which have been approved by the Board of Directors of the Bank at its Meeting held today.

•	Copy of limited review reports submitted by the statutory auditors of the Bank.

   A copy of the Press Release being issued in this connection is also enclosed.

2.	Further, pursuant to Regulation 23(9) of the Listing Regulations, we enclose herewith the disclosure of related party transactions on consolidated basis drawn in accordance with the applicable accounting standards, for the six months ended September 30, 2021.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1 Other news

2 Unaudited Financial Results (Standalone and Consolidated) for the quarter ended September 30, 2021

3 Limited review reports submitted by the statutory auditors of the Bank.

4 Press Release

5 Disclosure of Related Party Transactions on consolidated basis

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com
Website: www.icicibank.com"

STANDALONE FINANCIAL RESULTS

(₹ in crore)

				Three months ended			Six months ended		Year ended
Sr. no.	Particulars			September 30, 2021 (Q2-2022) (Unaudited)	June 30, 2021 (Q1-2022) (Unaudited)	September 30, 2020 (Q2-2021) (Unaudited)	September 30, 2021 (H1-2022) (Unaudited)	September 30, 2020 (H1-2021) (Unaudited)	March 31, 2021 (FY2021) (Audited)
1.	Interest earned (a)+(b)+(c)+(d)			21,233.64	20,383.41	19,622.46	41,617.05	39,546.81	79,118.27
	a)	Interest/discount on advances/bills		15,738.09	14,984.58	14,037.91	30,722.67	28,614.58	57,288.81
	b)	Income on investments		4,098.07	4,041.51	4,313.78	8,139.58	8,504.49	16,539.78
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		259.50	140.77	421.13	400.27	865.95	1,631.91
	d)	Others		1,137.98	1,216.55	849.64	2,354.53	1,561.79	3,657.77
2.	Other income (refer note no. 7)			4,797.18	3,995.86	4,028.31	8,793.04	10,170.91	18,968.53
3.	TOTAL INCOME (1)+(2)			26,030.82	24,379.27	23,650.77	50,410.09	49,717.72	98,086.80
4.	Interest expended			9,543.90	9,447.65	10,256.37	18,991.55	20,900.97	40,128.84
5.	Operating expenses (e)+(f)			6,572.20	6,037.22	5,133.31	12,609.42	9,779.21	21,560.83
	e)	Employee cost		2,384.59	2,374.39	1,967.34	4,758.98	4,133.42	8,091.78
	f)	Other operating expenses		4,187.61	3,662.83	3,165.97	7,850.44	5,645.79	13,469.05
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			16,116.10	15,484.87	15,389.68	31,600.97	30,680.18	61,689.67
7.	OPERATING PROFIT (3)–(6)			9,914.72	8,894.40	8,261.09	18,809.12	19,037.54	36,397.13
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4 and 6)			2,713.48	2,851.69	2,995.27	5,565.17	10,589.22	16,214.41
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			7,201.24	6,042.71	5,265.82	13,243.95	8,448.32	20,182.72
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			7,201.24	6,042.71	5,265.82	13,243.95	8,448.32	20,182.72
12.	Tax expense (g)+(h)			1,690.29	1,426.69	1,014.49	3,116.98	1,597.84	3,990.04
	g)	Current period tax		1,577.87	1,301.78	1,097.99	2,879.65	1,870.88	4,665.66
	h)	Deferred tax adjustment		112.42	124.91	(83.50)	237.33	(273.04)	(675.62)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			5,510.95	4,616.02	4,251.33	10,126.97	6,850.48	16,192.68
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			5,510.95	4,616.02	4,251.33	10,126.97	6,850.48	16,192.68
16.	Paid-up equity share capital (face value ₹ 2 each)			1,387.09	1,385.22	1,379.46	1,387.09	1,379.46	1,383.41
17.	Reserves excluding revaluation reserves			152,176.34	147,894.71	133,154.55	152,176.34	133,154.55	143,029.08
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.20%	0.20%	0.34%	0.20%	0.34%	0.34%
	ii)	Capital adequacy ratio (Basel III)		18.33%	18.71%	18.47%	18.33%	18.47%	19.12%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	7.95	6.67	6.35	14.62	10.41	24.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	7.79	6.54	6.29	14.34	10.30	23.67
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		41,437.41	43,148.28	38,989.19	41,437.41	38,989.19	41,373.42
	ii)	Net non-performing customer assets		8,161.04	9,305.83	7,187.51	8,161.04	7,187.51	9,180.20
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		4.82%	5.15%	5.17%[2]	4.82%	5.17%[2]	4.96%
	iv)	% of net non-performing customer assets to net customer assets		0.99%	1.16%	1.00%[2]	0.99%	1.00%[2]	1.14%
20.	Return on assets (annualised)			1.79%	1.54%	1.50%	1.67%	1.23%	1.42%
21.	Net worth[3]			144,264.76	139,665.44	125,260.17	144,264.76	125,260.17	134,709.32
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[4]			0.38	0.49	0.62	0.38	0.62	0.51
25.	Total debts to total assets[5]			6.50%	7.30%	11.73%	6.50%	11.73%	7.45%

1.	At September 30, 2021, the percentage of gross non-performing advances (net of write-off) to gross advances was 5.12% (June 30, 2021: 5.51%, March 31, 2021: 5.33%, September 30, 2020: 5.63%) and net non-performing advances to net advances was 1.06% (June 30, 2021: 1.26%, March 31, 2021: 1.24%, September 30, 2020: 1.09%).

2.	Including borrower accounts overdue for more than 90 days at September 30, 2020 and not classified as NPA pursuant to the Supreme Court order, the pro forma gross NPA ratio and net NPA ratio (based on customer assets), would have been 5.36% and 1.12% respectively at September 30, 2020.

3.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.

4.	Debt represent borrowings with residual maturity of more than one year.

5.	Total debt represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)

Particulars	At
	September	June	March	September 30, 2020
	30, 2021	30, 2021	31, 2021
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,387.09	1,385.22	1,383.41	1,379.46
Employees stock options outstanding	127.22	2.64	3.1	3.45
Reserves and surplus	155,269.93	150,988.30	146,122.67	136,269.42
Deposits	977,448.59	926,223.94	932,522.16	832,935.62
Borrowings (includes subordinated debt)	82,988.53	89,130.82	91,630.96	136,426.86
Other liabilities and provisions	58,780.94	52,923.50	58,770.38	55,956.34
Total Capital and Liabilities	1,276,002.30	1,220,654.42	1,230,432.68	1,162,971.15

Assets
Cash and balances with Reserve Bank of India	45,097.02	42,036.01	46,031.19	30,537.84
Balances with banks and money at call and short notice	104,946.82	63,828.26	87,097.06	106,053.91
Investments	285,220.04	294,848.74	281,286.54	289,623.03
Advances	764,937.43	738,597.86	733,729.09	652,607.99
Fixed assets	9,153.23	8,956.43	8,877.58	8,706.83
Other assets	66,647.76	72,387.12	73,411.22	75,441.55
Total Assets	1,276,002.30	1,220,654.42	1,230,432.68	1,162,971.15

STANDALONE CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2021 (H1-2022)	March 31, 2021 (FY2021)	September 30, 2020 (H1-2021)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		13,243.95	20,182.72	8,448.32

Adjustments for:
Depreciation and amortisation		637.61	1,201.34	584.93
Net (appreciation)/depreciation on investments[1]		587.94	(2,214.35)	(2,697.61)
Provision in respect of non-performing and other assets		5,238.32	10,749.13	4,172.24
General provision for standard assets (including Covid-19 related provision)		(968.39)	5,028.83	6,215.48
Provision for contingencies & others		1,449.68	594.27	361.03
Employee Stock Options Expense		124.88	..	..

Income from subsidiaries, joint ventures and consolidated entities		(992.83)	(1,234.00)	(521.18)
(Profit)/loss on sale of fixed assets		(0.17)	2.80	0.30
	(i)	19,320.99	34,310.74	16,563.51

Adjustments for:
(Increase)/decrease in investments		17,173.35	24,066.69	9,606.02
(Increase)/decrease in advances		(36,450.14)	(99,494.74)	(11,711.11)
Increase/(decrease) in deposits		44,926.42	161,553.17	61,966.62
(Increase)/decrease in other assets		3,445.46	1,077.38	1,069.15
Increase/(decrease) in other liabilities and provisions		(467.51)	5,082.08	1,397.73
	(ii)	28,627.58	92,284.58	62,328.41

Refund/(payment) of direct taxes	(iii)	185.91	(2,501.96)	(2,096.12)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	48,134.48	124,093.36	76,795.80
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries and/or joint ventures (including application money)		1,484.60	3,736.93	3,402.76
Income from subsidiaries, joint ventures and consolidated entities		992.83	1,234.00	521.18
Purchase of fixed assets		(837.86)	(1,430.15)	(866.79)
Proceeds from sale of fixed assets		6.24	5.66	3.41
(Purchase)/sale of held-to-maturity securities		(23,175.90)	(57,037.84)	(50,181.88)
Net cash flow from/(used in) investing activities	(B)	(21,530.09)	(53,491.40)	(47,121.32)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		448.54	15,460.03	15,018.40
Proceeds from long-term borrowings		3,117.86	15,208.98	1,911.14
Repayment of long-term borrowings		(14,133.26)	(37,729.08)	(19,753.34)
Net proceeds/(repayment) of short-term borrowings		2,303.39	(48,875.25)	(8,693.71)
Dividend and dividend tax paid		(1,385.23)	..	..
Net cash flow from/(used in) financing activities	(C)	(9,648.70)	(55,935.32)	(11,517.51)
Effect of exchange fluctuation on translation reserve	(D)	(40.10)	(694.13)	(720.96)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		16,915.59	13,972.51	17,436.01

Cash and cash equivalents at beginning of the period/year		133,128.25	119,155.74	119,155.74
Cash and cash equivalents at end of the period/year		150,043.84	133,128.25	136,591.75

1.	For the year ended March 31, 2021 and six months ended September 30, 2020, includes gain on sale of a part of equity investment in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2021 (Q2-2022)	June 30, 2021 (Q1-2022)	September 30, 2020 (Q2-2021)	September 30, 2021 (H1-2022)	September 30, 2020 (H1-2021)	March 31, 2021 (FY2021)
			(Unaudited)	(Unaudited - Restated) refer note no. 11	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		23,478.00	22,615.16	22,226.49	46,093.16	44,649.20	89,162.66
	a)	Interest/discount on advances/bills	16,488.48	15,697.44	14,805.93	32,185.92	30,141.63	60,261.69
	b)	Income on investments	5,502.13	5,480.06	6,061.02	10,982.19	11,914.75	23,264.25
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	321.56	197.45	488.72	519.01	993.19	1,881.72
	d)	Others	1,165.83	1,240.21	870.82	2,406.04	1,599.63	3,755.00
2.	Other income (refer note no. 7)		16,006.49	12,736.81	17,063.08	28,743.30	32,556.27	72,029.53
3.	TOTAL INCOME (1)+(2)		39,484.49	35,351.97	39,289.57	74,836.46	77,205.47	161,192.19
4.	Interest expended		10,092.56	10,067.81	10,944.95	20,160.37	22,291.97	42,659.09
5.	Operating expenses (e)+(f)		18,267.01	15,870.84	18,453.81	34,137.85	32,754.23	76,271.67
	e)	Employee cost	3,021.92	2,971.77	2,731.93	5,993.69	5,589.29	11,050.91
	f)	Other operating expenses	15,245.09	12,899.07	15,721.88	28,144.16	27,164.94	65,220.76
6.	TOTAL EXPENDITURE (4)+(5)		28,359.57	25,938.65	29,398.76	54,298.22	55,046.20	118,930.76
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		11,124.92	9,413.32	9,890.81	20,538.24	22,159.27	42,261.43
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 4 and 6)		2,774.17	2,970.67	3,049.95	5,744.84	10,754.53	16,377.39
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		8,350.75	6,442.65	6,840.86	14,793.40	11,404.74	25,884.04
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates (refer note no. 5)		254.77	127.91	31.85	382.68	55.27	144.29
12.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		8,605.52	6,570.56	6,872.71	15,176.08	11,460.01	26,028.33
13.	Tax expense (g)+(h)		2,034.92	1,651.90	1,446.38	3,686.82	2,446.77	5,664.37
	g)	Current period tax	1,897.65	1,562.54	1,591.92	3,460.19	2,840.90	6,261.18
	h)	Deferred tax adjustment	137.27	89.36	(145.54)	226.63	(394.13)	(596.81)
14.	Less: Share of profit/(loss) of minority shareholders		478.76	155.89	544.00	634.65	1,013.23	1,979.64
15.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		6,091.84	4,762.77	4,882.33	10,854.61	8,000.01	18,384.32
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT/(LOSS) FOR THE PERIOD (15)-(16)		6,091.84	4,762.77	4,882.33	10,854.61	8,000.01	18,384.32
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,387.09	1,385.22	1,379.46	1,387.09	1,379.46	1,383.41
19.	Reserves excluding revaluation reserves		163,965.39	158,124.94	141,499.23	163,965.39	141,499.23	153,075.71
20.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		8.79	6.88	7.30	15.67	12.15	27.26
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		8.60	6.74	7.21	15.34	12.01	26.83

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2021	June 30, 2021	March 31, 2021	September 30, 2020
	(Unaudited)	(Unaudited - Restated) refer note no. 11	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,387.09	1,385.22	1,383.41	1,379.46
Employees stock options outstanding	127.22	2.64	3.10	3.45
Reserves and surplus	167,090.67	161,250.22	156,200.99	144,642.59
Minority interest	5,617.31	5,488.25	9,588.34	8,482.86
Deposits	1,004,197.02	954,953.92	959,940.02	863,139.13
Borrowings (includes subordinated debt)	128,017.78	136,896.16	143,899.94	189,941.45
Liabilities on policies in force	226,633.26	212,817.05	203,180.04	172,685.09
Other liabilities and provisions	70,982.57	63,937.56	99,616.40	95,739.67
Total Capital and Liabilities	1,604,052.92	1,536,731.02	1,573,812.24	1,476,013.70

Assets
Cash and balances with Reserve Bank of India	45,449.00	42,074.32	46,302.20	30,587.66
Balances with banks and money at call and short notice	118,107.69	78,405.22	101,268.33	117,422.68
Investments	532,848.50	530,056.33	536,578.62	511,618.43
Advances	823,961.92	798,499.03	791,801.39	713,359.08
Fixed assets	10,357.93	10,164.78	10,809.26	10,655.58
Other assets	73,327.88	77,531.34	87,052.44	92,370.27
Total Assets	1,604,052.92	1,536,731.02	1,573,812.24	1,476,013.70

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2021 (H1-2022)	March 31, 2021 (FY2021)	September 30, 2020 (H1-2021)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		14,541.43	24,048.68	10,446.78

Adjustments for:
Depreciation and amortisation		712.93	1,471.37	718.41
Net (appreciation)/depreciation on investments[1]		571.43	(2,247.67)	(2,622.70)
Provision in respect of non-performing and other assets		5,379.45	11,031.51	4,288.84
General provision for standard assets (including Covid-19 related provision)		(987.49)	4,906.91	6,193.72
Provision for contingencies & others		1,445.68	633.97	382.26
(Profit)/loss on sale of fixed assets		(1.71)	6.34	1.50
Employees stock options expense		126.54	7.76	2.07
	(i)	21,788.26	39,858.87	19,410.88

Adjustments for:
(Increase)/decrease in investments		11,056.76	9,047.86	7,263.96
(Increase)/decrease in advances		(37,543.46)	(96,893.28)	(11,622.66)
Increase/(decrease) in deposits		44,257.00	159,155.56	62,354.67
(Increase)/decrease in other assets		2,835.24	427.64	(2,706.91)
Increase/(decrease) in other liabilities and provisions		13,892.80	30,252.23	11,170.05
	(ii)	34,498.34	101,990.01	66,459.11

Refund/(payment) of direct taxes	(iii)	(333.94)	(3,833.58)	(2,766.06)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	55,952.66	138,015.30	83,103.93
Cash flow from/(used in) investing activities
Purchase of fixed assets		(848.75)	(1,688.20)	(938.78)
Proceeds from sale of fixed assets		9.73	12.16	5.83
(Purchase)/sale of held to maturity securities		(22,135.51)	(61,310.87)	(52,348.42)
Net cash flow from/(used in) investing activities	(B)	(22,974.53)	(62,986.91)	(53,281.37)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		448.54	15,460.03	15,018.40
Proceeds from long-term borrowings		7,870.40	29,421.51	8,206.88
Repayment of long-term borrowings		(20,285.49)	(52,773.41)	(26,144.50)
Net proceeds/(repayment) of short-term borrowings		(3,052.34)	(46,774.90)	(6,039.67)
Dividend and dividend tax paid		(1,385.23)	..	..
Net cash flow from/(used in) financing activities	(C)	(16,404.12)	(54,666.77)	(8,958.89)
Effect of exchange fluctuation on translation reserve	(D)	(29.16)	(644.01)	(706.25)

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		16,544.85	19,717.61	20,157.42

Cash and cash equivalents at beginning of the period/year		147,570.53	127,852.92	127,852.92
Less: Reduction due to deconsolidation of ICICI Lombard General Insurance Company during the period/year		(558.69)
Cash and cash equivalents at end of the period/year		163,556.69	147,570.53	148,010.34

1.	For the year ended March 31, 2021 and six months ended September 30, 2020, includes gain on sale of a part of equity investment in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2021 (Q2-2022)	June 30, 2021 (Q1-2022)	September 30, 2020 (Q2-2021)	September 30, 2021 (H1-2022)	September 30, 2020 (H1-2021)	March 31, 2021 (FY2021)
		(Unaudited)	(Unaudited - Restated) refer note no. 11	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	20,985.88	19,707.34	18,654.97	40,693.22	36,821.12	75,669.29
b	Wholesale Banking	9,686.57	9,469.78	9,204.09	19,156.35	18,775.00	37,194.53
c	Treasury	16,639.52	16,147.48	15,859.86	32,787.00	35,112.67	66,481.09
d	Other Banking	656.41	705.35	803.90	1,361.76	1,610.71	3,180.06
e	Life Insurance	11,658.00	9,184.14	10,637.25	20,842.14	17,861.36	43,621.59
f	General Insurance	..	..	3,168.50	..	6,190.87	12,964.83
g	Others	2,265.23	2,103.79	2,020.09	4,369.02	4,009.62	7,827.03
	Total segment revenue	61,891.61	57,317.88	60,348.66	119,209.49	120,381.35	246,938.42
	Less: Inter segment revenue	22,407.12	21,965.91	21,059.09	44,373.03	43,175.88	85,746.23
	Income from operations	39,484.49	35,351.97	39,289.57	74,836.46	77,205.47	161,192.19
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	2,606.16	389.41	3,012.24	2,995.57	5,771.00	7,739.97
b	Wholesale Banking	1,876.37	1,908.46	683.88	3,784.83	1,699.59	5,819.95
c	Treasury	2,632.13	2,668.09	1,909.59	5,300.22	6,462.10	10,615.59
d	Other Banking	156.55	145.32	136.31	301.87	288.36	573.57
e	Life Insurance	474.66	(215.82)	329.87	258.84	641.06	1,081.18
f	General Insurance	..	..	554.57	..	1,085.61	1,953.95
g	Others	1,188.20	954.49	978.11	2,142.69	1,956.66	4,007.71
h	Unallocated expenses	..	1,050.00	(497.30)	1,050.00	(6,047.30)	(4,750.00)
	Total segment results	8,934.07	6,899.95	7,107.27	15,834.02	11,857.08	27,041.92
	Less: Inter segment adjustment	583.32	457.30	266.41	1,040.62	452.34	1,157.88
	Add: Share of profit in associates	254.77	127.91	31.85	382.68	55.27	144.29
	Profit before tax and minority interest	8,605.52	6,570.56	6,872.71	15,176.08	11,460.01	26,028.33
3.	Segment assets
a	Retail Banking	440,449.89	417,429.46	364,641.11	440,449.89	364,641.11	412,498.65
b	Wholesale Banking	334,763.84	328,226.41	294,183.17	334,763.84	294,183.17	325,937.50
c	Treasury	482,178.51	451,026.22	473,650.66	482,178.51	473,650.66	460,232.05
d	Other Banking	65,889.47	71,442.53	75,842.65	65,889.47	75,842.65	75,068.23
e	Life Insurance	241,441.14	227,515.01	184,161.41	241,441.14	184,161.41	216,918.91
f	General Insurance	..	..	37,868.07	..	37,868.07	38,943.61
g	Others	40,544.01	40,767.08	43,035.95	40,544.01	43,035.95	44,599.48
h	Unallocated	10,695.36	13,533.77	16,505.99	10,695.36	16,505.99	14,359.97
	Total	1,615,962.22	1,549,940.48	1,489,889.01	1,615,962.22	1,489,889.01	1,588,558.40
	Less: Inter segment adjustment	11,909.30	13,209.46	13,875.31	11,909.30	13,875.31	14,746.16
	Total segment assets	1,604,052.92	1,536,731.02	1,476,013.70	1,604,052.92	1,476,013.70	1,573,812.24
4.	Segment liabilities
a	Retail Banking	726,094.15	699,657.43	623,628.40	726,094.15	623,628.40	686,920.79
b	Wholesale Banking	293,984.46	263,529.57	242,783.86	293,984.46	242,783.86	282,163.92
c	Treasury	106,797.40	112,399.38	164,790.95	106,797.40	164,790.95	121,596.08
d	Other Banking	48,834.28	53,335.59	60,624.11	48,834.28	60,624.11	56,774.88
e	Life Insurance	232,835.33	219,206.66	176,102.67	232,835.33	176,102.67	207,915.76
f	General Insurance	..	..	31,175.63	..	31,175.63	31,143.21
g	Others	33,601.16	33,963.30	37,200.09	33,601.16	37,200.09	38,195.80
h	Unallocated	5,210.46	5,210.46	7,557.80	5,210.46	7,557.80	6,260.46
	Total	1,447,357.24	1,387,302.39	1,343,863.51	1,447,357.24	1,343,863.51	1,430,970.90
	Less: Inter segment adjustment	11,909.30	13,209.45	13,875.31	11,909.30	13,875.31	14,746.16
	Total segment liabilities	1,435,447.94	1,374,092.94	1,329,988.20	1,435,447.94	1,329,988.20	1,416,224.74
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(285,644.25)	(282,227.97)	(258,987.29)	(285,644.25)	(258,987.29)	(274,422.14)
b	Wholesale Banking	40,779.38	64,696.84	51,399.31	40,779.38	51,399.31	43,773.58
c	Treasury	375,381.11	338,626.83	308,859.71	375,381.11	308,859.71	338,635.97
d	Other Banking	17,055.19	18,106.94	15,218.54	17,055.19	15,218.54	18,293.35
e	Life Insurance	8,605.81	8,308.35	8,058.74	8,605.81	8,058.74	9,003.15
f	General Insurance	..	..	6,692.44	..	6,692.44	7,800.40
g	Others	6,942.84	6,803.78	5,835.86	6,942.84	5,835.86	6,403.68
h	Unallocated	5,484.90	8,323.31	8,948.19	5,484.90	8,948.19	8,099.51
	Total capital employed	168,604.98	162,638.08	146,025.50	168,604.98	146,025.50	157,587.50

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	General Insurance' represents ICICI Lombard General Insurance Company Limited. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021. From April 1, 2021, the Bank's share in the net profit of ICICI Lombard General Insurance Company Limited is included in "share of profit in associates".
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 23, 2021. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q2-2022 and H1-2022.
2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act, 2013.
3.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after March 31, 2021 should be recognised as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after March 31, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognised as employee expense over the vesting period. Accordingly, the Bank has recognised additional employee expense of ₹ 124.88 crore during the quarter and six months ended September 30, 2021 with a consequent reduction in profit after tax by the said amount.
4.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0):

 ₹ in crore, except number of accounts

Type of Borrower	Number of accounts where resolution plan has been implemented under this window (A)	Exposure to accounts mentioned at (A) before implementation of the plan (B)	Of (B), aggregate amount of debt that was converted into other securities (C)	Additional funding sanctioned, if any, including between invocation of the plan and implementation (D)	Increase in provisions on account of the implementation of the resolution (E)
Personal Loans[1]	1,499	669.57	..	..	98.08
Corporate Loans	36	3,058.11	..	..	488.87
Of which, MSMEs	..	..	..	..	..
Others	8	9.98	..	..	1.49
Total	1,543	3,737.66	..	..	588.44

1.	Includes various categories of retail loans.

₹ in crore, except number of accounts

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous half-year (A)[1]	Of (A), aggregate debt that slipped into NPA during H1-2022[2]	Of (A) amount written off during H1-2022	Of (A) amount paid by the borrowers during H1-2022	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2021
Personal Loans[3]	669.57	56.49	0.76	72.58	540.50
Corporate persons	3,058.11	4.71	..	59.82	2,993.58
Of which, MSMEs	..	..	..	..	..
Others	9.98	0.02	..	0.28	9.68
Total	3,737.66	61.22	0.76	132.68	3,543.76

1.	Includes cases where resolution plan implemented after March 31, 2021.

2.	Includes cases which have been written off during the period.

3.	Includes various categories of retail loans.

Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress of individuals and small borrowers as per RBI circular dated May 5, 2021 (Resolution Framework 2.0):

₹ in crore, except number of accounts

S No	Description	Individual Borrowers		Small businesses
		Personal Loans	Business Loans
(A)	Number of requests received for invoking resolution process	43,341	1,768	1,515
(B)	Number of accounts where resolution plan has been implemented under this window	39,414	1,180	1,167
(C)	Exposure to accounts mentioned at (B) before implementation of the plan	3,029.94	442.85	685.41
(D)	Of (C), aggregate amount of debt that was converted into other securities	..	..	..
(E)	Additional funding sanctioned, if any, including between invocation of the plan and implementation	..	..	..
(F)	Increase in provisions on account of the implementation of the resolution plan	601.08	102.23	136.93

1.	Further, there were 119 borrower accounts with an aggregate exposure of ₹ 118.19 crore, where resolution plan was earlier implemented under RBI’s resolution framework 1.0 and now modified under RBI’s resolution framework 2.0.

5.	In accordance with the Scheme of Arrangement (Scheme) between ICICI Lombard General Insurance Company Limited (ICICI General) and Bharti AXA General Insurance Company Limited (Bharti AXA), as approved by Insurance Regulatory and Development Authority of India (IRDAI) on September 3, 2021, assets and liabilities of Bharti AXA’s general insurance business vested with ICICI General on the Appointed Date of April 1, 2020. ICICI General issued two fully paid up equity shares of ₹ 10 each to the shareholders of Bharti AXA for every 115 fully paid up equity shares of ₹ 10 each. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI General reduced to below 50.0%. Accordingly, the Bank has restated its consolidated financial results for Q1-2022 to give impact of the Scheme and also account its investment in ICICI General as an associate under Accounting Standard – 23 – “Accounting for Investments in Associates” in consolidated financial statements. As a result, the consolidated profit after tax for Q1-2022 is ₹ 4,762.77 crore as compared to the earlier reported amount of ₹ 4,747.42 crore.
The consolidated financial results for Q1-2022, Q2-2022 and H1-2022 are not comparable with the previous periods.
6.	During FY2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. Regulatory measures like moratorium on payment of dues and standstill in asset classification were implemented to mitigate the economic consequences on borrowers. The pandemic resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of FY2021.
The second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lock-down measures in various parts of the country. The second wave has started to subside from June 2021 onwards and there has been a lifting of lock downs, resulting in a gradual increase in economic activity.
The Bank made net Covid-19 related provision of ₹ 4,750.00 crore in FY2021 and held an aggregate Covid-19 related provision of ₹ 7,475.00 crore at March 31, 2021. During H1-2022, the Bank wrote-back Covid-19 related provision of ₹ 1,050.00 crore (Q2-2022: Nil; Q1-2022: ₹ 1,050.00 crore) and accordingly held Covid-19 related provision of ₹ 6,425.00 crore at September 30, 2021.
While there has been a reduction in the number of new reported Covid-19 cases, significant progress on vaccination and increase in economic activity, the impact, including with respect to credit quality and provisions, of the Covid-19 pandemic on the Bank and the Group, is uncertain and will depend on the trajectory of the pandemic, progress and effectiveness of the vaccination programme, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact and the steps taken by the Bank and the Group.
7.	During Q2-2021, the Bank had sold equity shares in its subsidiaries and made a net gain of ₹ 305.01 crore in standalone financial results and ₹ 280.13 crore in consolidated financial results (H1-2022: Nil; H1-2021: net gain ₹ 3,341.30 crore in standalone financial results and ₹ 2,996.00 crore in consolidated financial results; FY2021: net gain ₹ 3,669.94 crore in standalone financial results and ₹ 3,297.05 crore in consolidated financial results).
8.	During Q2-2022, the Bank has allotted 9,372,640 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
9.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2021, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The above standalone and consolidated financial results for Q2-2022 and H1-2022 have been reviewed by the joint statutory auditors, MSKA & Associates, Chartered Accountants and Khimji Kunverji & Co LLP, Chartered Accountants. The standalone and consolidated financial results for Q1-2022, H1-2021 and FY2021 were reviewed/audited by another firm of Chartered Accountants, Walker Chandiok & Co LLP, on which they had issued unmodified conclusion/opinion. The consolidated financial results for Q1-2022 have been re-stated, as mentioned in note no. 5 above, and reviewed by current joint statutory auditors.
12.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

/s/ Sandeep Batra
Sandeep Batra
Executive Director
DIN-03620913

Mumbai

October 23, 2021

MSKA & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditor’s Review Report on unaudited standalone quarterly financial results and standalone year to date financial results of the ICICI Bank Limited pursuant to the Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended September 30, 2021 and year to-date for the period April 1, 2021 to September 30, 2021 (‘the Statement’) being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 as amended (‘the Regulation’), except for the disclosures relating to Pillar 3 disclosures as at September 30, 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 9 to the Statement and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Bank’s Management and has been approved by the Bank’s Board of Directors, has been prepared by the Bank’s Management in accordance with the recognition and measurement principles laid down in Accounting Standard 25 ‘Interim Financial Reporting’ (‘AS 25’) prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘RBI’) from time to time (‘RBI Guidelines’) and other recognised accounting principles generally accepted in India. Our responsibility is to express a conclusion based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the standalone financial results are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited standalone financial results prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, RBI Guidelines and other accounting principles generally accepted in India has not disclosed the information required to be disclosed in terms of the Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosures as at September 30, 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 9 to the Statement and have not been reviewed by us.

MSKA & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

5.	We draw attention to Note 6 of the Statement, which describes the extent to which the Covid-19 pandemic will continue to impact the Bank’s results will depend on the ongoing and the future developments which are uncertain. Our conclusion is not modified in respect of this matter.

6.	The financial results of the Bank for the corresponding quarter and half year ended September 30, 2020 and quarter ended June 30, 2021, were reviewed by another auditors whose report dated October 31, 2020 and July 24, 2021 respectively, expressed an unmodified conclusion on those financial results and the financial statements of the Bank for the year ended March 31, 2021 were audited by another auditors whose report dated April 24, 2021 expressed an unmodified opinion on the financial statements. Our conclusion is not modified in respect of these matters.

For MSKA & Associates	For Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

/s/ Tushar Kurani	/s/ Gautam Shah
Tushar Kurani	Gautam Shah
Membership No.: 118580	Membership No.: 117348
UDIN: 21118580AAAAHB8787	UDIN: 21117348AAAACO9108

Place: Mumbai	Place: Mumbai
Date: October 23, 2021	Date: October 23, 2021

MSKA & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditor’s Review Report on unaudited consolidated quarterly financial results and consolidated year to date financial results of the ICICI Bank Limited pursuant to the Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (‘the Holding Company’ / ‘the Bank’) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’) and its share of the net profit after tax of associates for the quarter ended September 30, 2021 and year to-date for the period April 1, 2021 to September 30, 2021 (‘the Statement’) being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 as amended (‘the Regulations’), except for the disclosures relating to Pillar 3 disclosures as at September 30, 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 9 to the Statement and have not been reviewed by us.

2.	The Statement, which is the responsibility of the Holding Company’s Management and has been approved by the Holding Company’s Board of Directors, has been prepared by the Holding Company’s Management in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time (‘the RBI guidelines’) and other accounting principles generally accepted in India. Our responsibility is to express a conclusion based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33 (8) of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 as amended, to the extent applicable.

4.	The Statement includes the results/information of the entities referred in Annexure 1

MSKA & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, and based on the consideration of the review reports of the other auditors referred to in paragraph 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder, RBI Guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to Pillar 3 disclosures as at September 30, 2021, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 9 to the Statement and have not been reviewed by us.

6.	We draw attention to Note 6 to the Statement, which describes the extent to which the Covid-19 pandemic will continue to impact the Group’s results will depend on the ongoing and the future developments which are uncertain. Our conclusion is not modified in respect of this matter.

7.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated October 19, 2021 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at September 30, 2021 is the responsibility of the Company's Panel Actuary (the 'Panel Actuary'). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at September 30, 2021 has been duly certified by the Panel Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Panel Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect or which premium has been discontinued but liability exists on the financial statements of the Company’. Our conclusion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

8.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated October 21, 2021, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at September 30, 2021 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company’. Our conclusion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

MSKA & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

9.	We did not review/audit the interim financial statements / information of twelve subsidiaries, whose financial statements / information reflect total assets Rs.3,36,028.05 crore as at September 30, 2021, total revenues of Rs.14,286.25 crore and Rs.25,978.22 crore and total net profit after tax of Rs.1,393.44 crore and Rs.2,024.74 crore, for the quarter ended September of 30, 2021 and for the period from April 01, 2021 to September 30, 2021 and the cash flows (net) of Rs.1,043.45 crore for the period from April 01, 2021 to September 30, 2021, as considered in the unaudited consolidated financial result. This interim financial statements/information have been reviewed/audited by other auditors whose review/audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review/audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements/information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements/information of these three subsidiaries are not material to the Group. Our conclusion is not modified in respect of this matter.

10.	The Statement also includes the Group's share of net profit of Rs.214.76 crore and Rs.308.18 crore, for the quarter ended September of 30, 2021 and for the period from April 01, 2021 to September 30, 2021, respectively, in respect of an associate whose interim financial information/ financial result have not been audited by us. This interim financial statements/information have been audited by other auditors whose audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Our conclusion is not modified in respect of this matter.

11.	The Statement also includes the interim financial statements/information of four subsidiaries, whose interim financial statements/information reflect total assets of Rs.71.25 crore as at September 30, 2021, total revenues of Rs.8.66 crore and Rs.14.16 crore and total net profit after tax of Rs.3.23 crore and Rs.3.01 crore, for the quarter ended September of 30, 2021 and for the period from April 01, 2021 to September 30, 2021 and the cash flows (net) of Rs.3.07 crore for the period from April 01, 2021 to September 30, 2021. The Statement also includes the Group's share of net profit of Rs.40.01 crore and Rs.74.50 crore, for the quarter ended September 30, 2021 and for the period from April 01, 2021 to September 30, 2021, respectively, in respect of seven associates. The interim financial statements/information of these subsidiaries and associates have not been reviewed/audited and have been furnished to us by the management. Our conclusion on the Statement and our report in terms of the Regulations, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited/unreviewed interim financial statements /information. According to the Information and explanations given to us by the management, this interim financial statements/information are not material to the Group. Our conclusion is not modified in respect of this matter.

12.	The consolidated financial result of the Bank for the corresponding quarter ended June 30, 2021, were reviewed by another auditors whose report dated July 24, 2021, expressed an unmodified conclusion on those consolidated financial result. These figures are restated for the impact of Scheme of Arrangement between ICICI Lombard General Insurance Company Limited (ICICI General) and Bharti AXA General Insurance Company Limited (Bharti AXA), as approved by Insurance Regulatory and Development Authority of India (IRDAI) on September 3, 2021 effective from September 8, 2021, with Appointed date of April 1, 2020, which have been reviewed by us. Our conclusion is not modified in respect of this matter.

MSKA & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

13.	The consolidated financial results of the Bank for the corresponding quarter and half year ended September 30, 2020 were reviewed by another auditors whose report dated October 31, 2020 expressed an unmodified conclusion on those consolidated financial results and the consolidated financial statements of the Bank for the year ended March 31, 2021 were audited by another auditors whose report dated April 24, 2021 expressed an unmodified opinion on those consolidated financial statements. Our conclusion is not modified in respect of these matters.

For MSKA & Associates	For Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants
ICAI Firm Registration No.105047W	ICAI Firm Registration No.105146W/W100621

/s/ Tushar Kurani	/s/ Gautam Shah
Tushar Kurani	Gautam Shah
Membership No.: 118580	Membership No.: 117348
UDIN: 21118580AAAAHC1145	UDIN: 21117348AAAACP1394

Place: Mumbai	Place: Mumbai
Date: October 23, 2021	Date: October 23, 2021

MSKA & Associates	Khimji Kunverji & Co LLP
Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in the Statement

Holding Company

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 23, 2021

Performance Review: Quarter ended September 30, 2021

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 23% year-on-year to ₹ 9,518 crore (US$ 1.3 billion) in the quarter ended September 30, 2021 (Q2-2022)

•	Net interest income grew by 25% year-on-year

•	Net interest margin of 4.00%

•	Profit after tax grew by 30% year-on-year to ₹ 5,511 crore (US$ 742 million) in Q2-2022

•	Total deposits grew by 17% year-on-year to ₹ 977,449 crore (US$ 131.7 billion) at September 30, 2021

•	28% year-on-year growth in average current and savings account (CASA) deposits in Q2-2022; average CASA ratio was 44% in Q2-2022

•	Domestic loan portfolio grew by 19% year-on-year

•	Net NPA ratio declined from 1.16% at June 30, 2021 to 0.99% at September 30, 2021, the lowest since December 31, 2014

•	Provision coverage ratio was 80.1% at September 30, 2021

•	Total capital adequacy ratio was 19.52% and Tier-1 capital adequacy ratio was 18.53% on a standalone basis at September 30, 2021 (including profits for the six months ended September 30, 2021 (H1-2022))

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended September 30, 2021 (Q2-2022). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended Q2-2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 23% year-on-year to ₹ 9,518 crore (US$ 1.3 billion) in Q2-2022 from ₹ 7,719 crore (US$ 1.0 billion) in the quarter ended September 30, 2020 (Q2-2021)

•	Net interest income (NII) increased by 25% year-on-year to ₹ 11,690 crore (US$ 1.6 billion) in Q2-2022 from ₹ 9,366 crore (US$ 1.3 billion) in Q2-2021

•	The net interest margin increased to 4.00% in Q2-2022 from 3.89% in the quarter ended June 30, 2021 (Q1-2022) and 3.57% in Q2-2021

•	Non-interest income, excluding treasury income, increased by 26% year-on-year to ₹ 4,400 crore (US$ 593 million) in Q2-2022 from ₹ 3,486 crore (US$ 470 million) in Q2-2021

•	Fee income grew by 21% year-on-year to ₹ 3,811 crore (US$ 513 million) in Q2-2022 from ₹ 3,139 crore (US$ 423 million) in Q2-2021. Fees from retail, business banking and SME customers increased by 25% year-on-year and constituted about 78% of total fees in Q2-2022

•	Treasury income was ₹ 397 crore (US$ 53 million) in Q2-2022 compared to ₹ 542 crore (US$ 73 million) in Q2-2021. The treasury income in Q2-2021 included gain of ₹ 305 crore (US$ 41 million) from sale of shares of ICICI Securities

•	Provisions (excluding provision for tax) declined by 9% year-on-year to ₹ 2,714 crore (US$ 366 million) in Q2-2022 from ₹ 2,995 crore (US$ 403 million) in Q2-2021

•	The profit before tax grew by 37% year-on-year to ₹ 7,201 crore (US$ 970 million) in Q2-2022 from ₹ 5,266 crore (US$ 709 million) in Q2-2021

•	On a standalone basis, the profit after tax grew by 30% year-on-year to ₹ 5,511 crore (US$ 742 million) in Q2-2022 from ₹ 4,251 crore (US$ 573 million) in Q2-2021

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Growth in digital and payments platforms

In December 2020, the Bank had expanded its state-of-the-art mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. There were about 1,500,000 activations of iMobile Pay from non-ICICI Bank account holders in Q2-2022, taking the total such activations to 4,000,000 within nine months of launch. The transactions by non-ICICI Bank account holders in terms of value and volume respectively, were three times and 13 times higher in September 2021 compared to June 2021. The value of transactions through the ‘Pay to Contact’ feature, which enables users to easily transfer money to any payment app or digital wallet via UPI, was about three times higher in September 2021 compared to June 2021.

The Bank continues to expand the suite of services offered through iMobile Pay to achieve high engagement levels with users. Recently, the Bank launched a facility which enables its savings account holders to manage dues of credit cards of any bank through iMobile Pay. The Bank also launched a contactless payment facility on iMobile Pay which enables users of android based smartphones to make credit and debit card payments on POS terminals in a safe and secure manner by tapping their phones.

The business banking and SME franchise continues to grow on the back of digital offerings and platforms like InstaBIZ. InstaBIZ offers various services such as instant overdraft facility, payment of Goods and Services Tax (GST), foreign exchange deal booking, business loans based on revenues reported in GST returns, automatic bank reconciliations and inward and outward remittances. The value of financial transactions on InstaBIZ has grown by about 80% year-on-year in Q2-2022. The Bank’s supply chain platforms enable corporates to seamlessly manage their supply chain financing and payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless manner. The Bank has onboarded about 200 corporate customers on these supply chain platforms. About 70% of the dealers of these customers are active on the supply chain platforms. The value of transactions through these platforms increased 4.7 times year-on-year in Q2-2022.

In the Unified Payment Interface (UPI) space, the Bank’s strategy is to participate directly through the Bank’s own platforms as well as partner with third party players, in both the peer-to-peer and payment-to-merchant segments. The value of the Bank’s merchant acquiring transactions through UPI more than doubled year-on-year and grew by 34% sequentially in Q2-2022.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The value of mobile banking transactions increased by 62% year-on-year to ₹ 406,501 crore (US$ 54.8 billion) in Q2-2022. Digital channels like internet, mobile banking, PoS and others accounted for over 90% of the savings account transactions in H1-2022. The Bank is the market leader in electronic toll collections through FASTag. The Bank had a market share of 37% by value in electronic toll collections through FASTag in Q2-2022, with a 63% year-on-year growth in collections.

The Bank had launched ICICI STACK for corporates and has created 19 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The volume of transactions through these solutions grew 2.4 times year-on-year in Q2-2022. These solutions along with the depth of the Bank’s coverage have supported the strong growth in average current account deposits. Further, the Bank is well positioned to capture the opportunities arising from the growing FDI and capital market flows.

The Bank is focusing holistically on the merchant ecosystem, both directly and through partnerships. The Super Merchant current account which offers various benefits such as digital account opening and instant overdraft facilities based on point-of-sale transactions has received good response from customers. The Bank has partnered with Amazon India to offer instant overdraft to sellers, including non-ICICI Bank customers, on its portal. The Bank has also launched an instant overdraft facility for MSMEs registered on the GEM Sahay application through API integration with the OCEN network.

Operating review

With the increase in economic activity, disbursements across all retail products increased sequentially in Q2-2022. Mortgage disbursements were close to the level seen in the quarter ended March 31, 2021 (Q4-2021) reflecting the increase in demand coupled with the Bank’s seamless customer onboarding experience through pre-approved offers and digitisation. Disbursements of personal loans and auto loans were also close to Q4-2021 levels. The value of credit card spends grew by 47.0% sequentially in Q2-2022. Spends across most categories other than travel crossed March 2021 levels in September 2021. The Bank continued to focus on providing the full suite of banking products to corporate clients and their ecosystems and lending to well-rated corporates.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Credit growth

The retail loan portfolio grew by 20% year-on-year and 5% sequentially, and comprised 62.1% of the total loan portfolio at September 30, 2021. Including non-fund outstanding, the retail loan portfolio was 51.6% of the total portfolio at September 30, 2021. The business banking portfolio grew by 43% year-on-year and 12% sequentially at September 30, 2021. The SME business, comprising borrowers with a turnover of less than ` 250 crore (US$ 34 million), grew by 42% year-on-year and 11% sequentially at September 30, 2021. Growth in the domestic wholesale banking portfolio was 14% year-on-year at September 30, 2021. The domestic advances grew by 19% year-on-year and 4% sequentially at September 30, 2021. Total advances increased by 17% year-on-year and 4% sequentially to ` 764,937 (US$ 103.0 billion) at September 30, 2021 from ` 652,608 crore (US$ 87.9 billion) at September 30, 2020 and ` 738,598 crore (US$ 99.5 billion) at June 30, 2021.

Deposit growth

Total deposits increased by 17% year-on-year and 6% sequentially to ` 977,449 crore (US$ 131.7 billion) at September 30, 2021. Average current account deposits increased by 36% year-on-year and 5% sequentially in Q2-2022. Average savings account deposits increased by 25% year-on-year and 4% sequentially in Q2-2022. Total term deposits increased by 12% year-on-year to ` 526,745 crore (US$ 71.0 billion) at September 30, 2021.

The Bank had a network of 5,277 branches and 14,045 ATMs at September 30, 2021.

Asset quality

The net non-performing assets declined by 12% sequentially to ` 8,161 crore (US$ 1.1 billion) at September 30, 2021 from ` 9,306 crore (US$ 1.3 billion) at June 30, 2021. The net NPA ratio declined to 0.99% at September 30, 2021 from 1.16% at June 30, 2021. The net addition to gross NPAs declined to ` 96 crore (US$ 13 million) during Q2-2022 from ` 3,604 crore (US$ 486 million) in Q1-2022. The gross NPA additions declined to ` 5,578 crore (US$ 751 million) in Q2-2022 from ₹ 7,231 crore (US$ 974 million) in Q1-2022. Recoveries and upgrades of NPAs, excluding write-offs and sale, increased to ` 5,482 crore (US$ 739 million) in Q2-2022 from 3,627 crore (US$ 489 million) in Q1-2022. The gross NPAs written off were ` 1,717 crore (US$ 231 million) in Q2-2022. Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines was ` 9,684 crore (US$ 1.3 billion) or 1.3% of total advances at September 30, 2021 compared to ` 4,864 crore (US$ 655 million) at June 30, 2021. The Bank holds provisions amounting to ` 1,950 crore (US$ 263 million) against therese borrowers under resolution as of September 30, 2021. In addition,

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

the Bank continues to hold Covid-19 provisions of ` 6,425 crore (US$ 866 million) as of September 30, 2021, the same level as June 30, 2021. The loan and non-fund based outstanding to performing borrowers rated BB and below reduced to ` 12,714 crore (US$ 1.7 billion) at September 30, 2021 from ` 13,975 crore (US$ 1.9 billion) at June 30, 2021.

Capital adequacy

The Bank’s total capital adequacy at September 30, 2021 was 19.52% and Tier-1 capital adequacy (including profits for H1-2022) was 18.53% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Consolidated results

In accordance with the Scheme of Arrangement (Scheme) between ICICI Lombard General Insurance Company Limited (ICICI General) and Bharti AXA General Insurance Company Limited (Bharti AXA), assets and liabilities of Bharti AXA’s general insurance business vested with ICICI General on the Appointed Date of April 1, 2020. The Bank’s consolidated financial results for Q2-2022 reflect the impact of the Scheme and the accounting for investment in ICICI General as an associate, and consolidated financial results for Q1-2022 have also been restated accordingly.

The consolidated profit after tax was ` 6,092 crore (US$ 821 million) in Q2-2022 compared to ` 4,763 crore (US$ 642 million) in Q1-2022 and ` 4,882 crore (US$ 657 million) in Q2-2021.

Key subsidiaries and associates

Value of New Business (VNB) of ICICI Prudential Life Insurance (ICICI Life) increased by 45% year-on-year to ₹ 873 crore (US$ 118 million) in H1-2022 from ₹ 602 crore (US$ 81 million) in the six months ended September 30, 2020 (H1-2021). The new business premium increased by 45% year-on-year to ₹ 6,461 crore (US$ 870 million) in H1-2022 from ₹ 4,456 crore (US$ 600 million) in H1-2021. The new business margin increased from 25.1% in FY2021 to ₹ 27.3% in H1-2022. The profit after tax increased by 46.6% year-on-year to ` 445 crore (US$ 60 million) in Q2-2022 from ` 303 crore (US$ 41 million) in Q2-2021.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 33% year-on-year to ₹ 8,613 crore (US$ 1.2 billion) in H1-2022 from ₹ 6,491 crore (US$ 874 million) in H1-2021. The combined ratio was 114.3% in H1-2022 compared to 99.8% in H1-2021. The combined ratio for H1-2022 included the impact of Covid-19 claims of ` 561 crore (US$ 76 million) compared to ` 115 crore (US$ 15 million) in H1-2021. The profit after tax of ICICI General was ₹ 446 crore (US$ 60 million) in Q2-2022 compared to ₹ 416 crore (US$ 56 million) in Q2-2021. Prior period numbers are not comparable due to the reflection of the Scheme of Arrangement in current period numbers.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, grew by 26% year-on-year to ₹ 351 crore (US$ 47 million) in Q2-2022 from ₹ 278 crore (US$ 37 million) in Q2-2021.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, grew by 37% year-on-year to ₹ 383 crore (US$ 52 million) in Q2-2022 from ₹ 282 crore (US$ 38 million) in Q2-2021.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2021	Q2-2021	H1-2021	Q1-2022	Q2-2022	H1-2022
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	38,989	9,366	18,646	10,936	11,690	22,626
Non-interest income	13,923	3,486	5,866	3,706	4,400	8,106
- Fee income	12,659	3,139	5,243	3,219	3,811	7,030
- Dividend income from subsidiaries	1,234	334	521	410	583	993
- Other income	30	13	102	77	6	83
Less:
Operating expense	21,561	5,133	9,779	6,037	6,572[2]	12,609[2]
Core operating profit[1]	31,351	7,719	14,733	8,605	9,518	18,123
- Treasury income	5,046[3]	542[3]	4,305[3]	290	397	686
Operating profit	36,397	8,261	19,038	8,895	9,915	18,809
Less:
Total net provision	16,214	2,995	10,589	2,852[5]	2,714	5,565
Covid-19 related provisions[6]	4,750	-	5,550	(1,050)	-	(1,050)
Other provisions	11,464	2,995[4]	5,039[4]	3,902	2,714	6,615
Profit before tax	20,183	5,266	8,448	6,043	7,201	13,244
Less:
Provision for taxes	3,990	1,015	1,598	1,427	1,690	3,117
Profit after tax	16,193	4,251	6,850	4,616	5,511	10,127

1.	Excluding treasury income

2.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after March 31, 2021 should be recognised as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after March 31, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognised as employee expense over the vesting period. Accordingly, the Bank has accounted for additional employee expenses of ₹ 125 crore (US$ 17 million) during the quarter and half year ended September 30, 2021 with a consequent reduction in profit after tax by the said amount

3.	Includes profit on sale of shareholding in subsidiaries of ₹ 3,670 crore (US$ 494 million) in FY2021 (Q2-2021: ₹ 305 crore (US$ 41 million), H1-2021: ₹ 3,341 crore (US$ 450 million))

4.	Includes Covid-19 related contingency provisions of ` 497 crore (US$ 67 million) on borrower accounts not classified as non-performing pursuant to the Supreme Court’s interim order

5.	During Q1-2022, the Bank has changed its policy on non-performing loans to make it more conservative. The change in policy resulted in higher provision on non-performing advances amounting to about ` 1,127 crore (US$ 152 million) in Q1-2022

6.	During FY2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. Regulatory measures like moratorium on payment of dues and standstill in asset classification were implemented to mitigate the economic consequences on borrowers. The pandemic resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of FY2021.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lock-down measures in various parts of the country. The second wave has started to subside from June 2021 onwards and there has been a lifting of lock downs, resulting in a gradual increase in economic activity.

The Bank made net Covid-19 related provision of ₹ 4,750 crore (US$ 640 million) in FY2021 and held an aggregate Covid-19 related provision of ₹ 7,475 crore (US$ 1.0 billion) at March 31, 2021. During H1-2022, the Bank wrote-back Covid-19 related provision of ₹ 1,050 crore (US$ 141 million) (Q1-2022: ₹ 1,050 crore (US$ 141 million), Q2-2022: Nil) and accordingly held Covid-19 related provision of ₹ 6,425 crore (US$ 866 million) at September 30, 2021.

While there has been a reduction in the number of new reported Covid-19 cases, significant progress on vaccination and increase in economic activity, the impact, including with respect to credit quality and provisions, of the Covid-19 pandemic on the Bank and the Group, is uncertain and will depend on the trajectory of the pandemic, progress and effectiveness of the vaccination programme, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact and the steps taken by the Bank and the Group.

7.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	30-Sep-20	31-Mar-21	30-Jun-21	30-Sep-21
	Unaudited	Audited	Unaudited	Unaudited
Capital and Liabilities
Capital	1,379[1]	1,383	1,385	1,387
Employee stock options outstanding	3	3	3	127
Reserves and surplus	136,269[1]	146,123	150,988	155,270
Deposits	832,936	932,522	926,224	977,449
Borrowings (includes subordinated debt)	136,427	91,631	89,131	82,989
Other liabilities	55,956	58,771	52,923	58,780
Total capital and liabilities	1,162,971	1,230,433	1,220,654	1,276,002

Assets
Cash and balances with Reserve Bank of India	30,538	46,031	42,036	45,097
Balances with banks and money at call and short notice	106,054	87,097	63,828	104,947
Investments	289,623	281,287	294,849	285,220
Advances	652,608	733,729	738,598	764,937
Fixed assets	8,707	8,878	8,956	9,153
Other assets	75,441	73,411	72,387	66,648
Total assets	1,162,971	1,230,433	1,220,654	1,276,002

1.	During Q2-2021, the Bank issued 418,994,413 equity shares of face value of ` 2 each at a price of ` 358 per equity share including a premium of ` 356 per equity share, aggregating to ` 15,000 crore (US$ 2.0 billion) through Qualified Institutions Placement

2.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, and the impact of the Covid-19 pandemic which could result in fewer business opportunities, lower revenues, and an increase in the levels of non-performing assets and provisions, depending inter alia upon the period of time for which the pandemic extends, the remedial measures adopted by governments and central banks, and the sustenance of economic activity at normal levels after the pandemic, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Anindya Banerjee at anindya.banerjee@icicibank.com or Aashwij Mallya at aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ` 74.23

DISCLOSURE OF RELATED PARTY TRANSACTIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 – ON CONSOLIDATED BASIS

Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I.	Related parties

Associates/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Lombard General Insurance Company Limited[1]	Associate
2.	Arteria Technologies Private Limited	Associate
3.	India Advantage Fund-III	Associate
4.	India Advantage Fund-IV	Associate
5.	India Infradebt Limited	Associate
6.	ICICI Merchant Services Private Limited	Associate
7.	I-Process Services (India) Private Limited	Associate
8.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
9.	Comm Trade Services Limited	Other related entity
10.	ICICI Foundation for Inclusive Growth	Other related entity
11.	Cheryl Advisory Private Limited	Other related entity
1.	ICICI Lombard General Insurance Company Limited has been considered as an associate from April 1, 2021, pursuant to approval of Scheme of Amalgamation between ICICI Lombard General Insurance Company Limited and Bharti AXA General Insurance Company Limited by Insurance Regulatory and Development Authority of India on September 3, 2021 with Appointed Date of April 1, 2020 and subsequent reduction of the Bank’s shareholding in ICICI Lombard General Insurance Company Limited to below 50.0%.

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	· Ms. Mona Bakhshi · Mr. Shivam Bakhshi · Ms. Esha Bakhshi · Ms. Minal Bakhshi · Mr. Ashwin Pradhan · Mr. Ritwik Thakurta · Mr. Sameer Bakhshi · Ms. Radhika Bakhshi
2.	Ms. Vishakha Mulye	· Mr. Vivek Mulye · Ms. Vriddhi Mulye · Mr. Vighnesh Mulye · Dr. Gauresh Palekar · Dr. Nivedita Palekar · Ms. Shalaka Gadekar
3.	Mr. Anup Bagchi	· Ms. Mitul Bagchi · Mr. Aditya Bagchi

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
3.		· Mr. Shishir Bagchi · Mr. Arun Bagchi · Late Mr. Animesh Bagchi
4.	Mr. Sandeep Batra (w.e.f. December 23, 2020)	· Mr. Pranav Batra · Ms. Arushi Batr · Mr. Vivek Batra · Ms. Veena Batra

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

` in million

Particulars	Six months ended September 30, 2021	Year ended March 31, 2021	Six months ended September 30, 2020
Interest income	236.2	729.1	385.0
Associates/others	232.6	719.9	380.3
Key management personnel	3.6	9.2	4.7

Fee, commission and other income	621.7	119.8	30.2
Associates/others	620.4	118.9	30.1
Key management personnel	0.9	0.6	0.0[1]
Relatives of key management personnel	0.4	0.3	0.1

Commission income on guarantees issued	2.5	0.2	0.0[1]
Associates/others	2.5	0.2	0.0[1]

Income from custodial services	0.1	0.1	0.1
Associates/others	0.1	0.1	0.1

Insurance premium received	22.7	54.1	13.8
Associates/others	20.3	16.1	2.4
Key management personnel	0.4	32.6	9.4
Relatives of key management personnel	2.0	5.4	2.0

Insurance claims received	62.6	..	..
Associates/others	62.6	..	..

Gain/(loss) on forex and derivative transactions (net)	15.7	..	..
Associates/others	15.7	..	..

Dividend income	1,049.9	106.5	106.5
Associates/others	1,049.9	106.5	106.5

Particulars	Six months ended September 30, 2021	Year ended March 31, 2021	Six months ended September 30, 2020
Recovery of lease of premises, common corporate and facilities expenses	187.1	51.4	26.0
Associates/others	187.1	51.4	26.0

Recovery of secondment of employees	7.4	10.6	6.1
Associates/others	7.4	10.6	6.1

Interest expense	101.0	45.5	31.4
Associates/others	98.5	38.4	29.2
Key management personnel	1.5	5.6	1.4
Relatives of key management personnel	1.0	1.5	0.8

Remuneration to wholetime directors[2]	78.6	132.3	55.3
Key management personnel	78.6	132.3	55.3

Reimbursement of expenses to related parties	1,018.8	798.3	171.6
Associates/others	1,018.8	798.3	171.6

Insurance premium paid	1,562.4	..	..
Associates/others	1,562.4	..	..

Insurance claims paid	31.3	4.9	3.9
Associates/others	31.0	3.9	3.9
Key management personnel	0.3	0.4	..
Relatives of key management personnel	..	0.6	..

Brokerage, fee and other expenses	5,659.3	10,652.5	3,788.3
Associates/others	5,659.3	10,652.5	3,788.3

Donation given	213.3	304.0	123.4
Associates/others	213.3	304.0	123.4

Dividend paid	2.5	4.4	0.0[1]
Key management personnel	2.5	1.4	0.0[1]
Relatives of key management personnel	0.0[1]	3.0	0.0[1]

Purchase of investments	1,272.8	..	..
Associates/others	1,272.8	..	..

Investments in the securities issued by related parties	1,000.0	4,250.0	500.0
Associates/others	1,000.0	4,250.0	500.0

Particulars	Six months ended September 30, 2021	Year ended March 31, 2021	Six months ended September 30, 2020
Sale of investments	3,646.1	..	..
Associates/others	3,646.1	..	..

Redemption/buyback of investments	..	858.2	413.8
Associates/others	..	858.2	413.8

Purchase of fixed assets	2.5	6.6	3.4
Associates/others	2.5	6.6	3.4

1.	Insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

			` in million
Particulars		Six months ended September 30, 2021	Year ended March 31, 2021	Six months ended September 30, 2020
Interest income
1	India Infradebt Limited	230.8	715.6	378.3
Fee, commission and other income
1	ICICI Lombard General Insurance Company Limited	541.2	..	..
2	ICICI Merchant Services Private Limited	52.8	97.3	12.0
3	India Infradebt Limited	26.3	19.9	18.0
Commission income on guarantees issued
1	ICICI Merchant Services Private Limited	2.5	0.1	..
2	NIIT Institute of Finance, Banking and Insurance Training Limited	0.0[1]	0.1	0.0[1]
Income from custodial services
1	India Advantage Fund - III	0.0[1]	0.1	0.1
2	India Advantage Fund - IV	0.0[1]	0.0[1]	0.0[1]
Insurance premium received
1	ICICI Lombard General Insurance Company Limited	20.1	..	..
2	ICICI Foundation for Inclusive Growth	(0.01)	11.8	0.9

` in million

Particulars	Six months ended September 30, 2021	Year ended March 31, 2021	Six months ended September 30, 2020

3	Mr. Sandeep Bakhshi	0.4	9.5	9.3
4	Mr. Anup Bagchi	..	20.0	0.0[1]
5	Mr. Vivek Mulye	2.0	5.1	2.0
Insurance claims received
1	ICICI Lombard General Insurance Company Limited	62.6	..	..
Gain/(loss) on forex and derivative transactions (net)
1	ICICI Lombard General Insurance Company Limited	15.7	..	..
Dividend income
1	ICICI Lombard General Insurance Company Limited	943.4	..	..
2	India Infradebt Limited	106.5	106.5	106.5
Recovery of lease of premises, common corporate and facilities expenses
1	ICICI Lombard General Insurance Company Limited	167.6	..	..
2	ICICI Foundation for Inclusive Growth	19.5	51.4	26.0
Recovery of secondment of employees
1	I-Process Services (India) Private Limited	7.4	10.6	6.1
Interest expense
1	ICICI Lombard General Insurance Company Limited	82.2	..	..
2	ICICI Merchant Services Private Limited	6.8	14.5	12.8
3	Arteria Technologies Private Limited	3.8	5.3	2.2
4	NIIT Institute of Finance, Banking and Insurance Training Limited	2.7	5.5	2.7
5	India Infradebt Limited	0.8	10.8	10.5
Remuneration to wholetime directors[2]
1	Mr. Sandeep Bakhshi[3]	3.9	10.1	8.3
2	Ms. Vishakha Mulye	24.2	54.6	23.8
3	Mr. Anup Bagchi	25.5	52.9	23.2
4	Mr. Sandeep Batra[3]	25.0	14.7	N.A.
Reimbursement of expenses to related parties
1	ICICI Foundation for Inclusive Growth	1,018.6	798.3	170.5
Insurance premium paid
1	ICICI Lombard General Insurance Company Limited	1,562.4	..	..
Insurance claims paid
1	ICICI Lombard General Insurance Company Limited	31.0	..	..

` in million

Particulars	Six months ended September 30, 2021	Year ended March 31, 2021	Six months ended September 30, 2020
2	ICICI Foundation for Inclusive Growth	..	3.8	3.8
3	Mr. Sandeep Bakhshi	0.3	0.4	..
4	Dr. Gauresh Palekar	..	0.6	..
Brokerage, fee and other expenses
1	I-Process Services (India) Private Limited	3,854.7	6,402.6	2,664.9
2	ICICI Merchant Services Private Limited	1,774.5	4,224.5	1,107.1
Donation given

1	ICICI Foundation for Inclusive Growth	213.3	304.0	123.4
Dividend paid
1	Mr. Sandeep Bakhshi	0.4	0.2	0.0[1]
2	Ms. Vishakha Mulye	1.8	1.1	..
3	Mr. Anup Bagchi	0.0[1]	0.0[1]	0.0[1]
4	Mr. Sandeep Batra	0.2	..	N.A.
5	Ms. Esha Bakhshi	0.0[1]	0.7	0.0[1]
6	Ms. Minal Bakhshi	0.0[1]	0.7	0.0[1]
7	Mr. Shivam Bakhshi	0.0[1]	1.7	0.0[1]
Purchase of investments
1	ICICI Lombard General Insurance Company Limited	1,272.8	..	..
Investments in the securities issued by related parties
1	India Infradebt Limited	1,000.0	4,250.0	500.0
Sale of Investments
1	ICICI Lombard General Insurance Company Limited	3,646.1	..	..
Redemption/buyback of investments
1	India Advantage Fund - III	..	110.2	26.9
2	India Advantage Fund - IV	..	147.9	36.9
3	India Infradebt Limited	..	600.0	350.0
Purchase of fixed assets
1	ICICI Lombard General Insurance Company Limited	2.1	..	..
2	Arteria Technologies Private Limited	0.4	6.6	3.4

1.	Insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

3.	Includes remuneration received from ICICI Prudential Life Insurance Company Limited relating to the period of his service with that company.

IV.	Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

` in million

Items	At September 30, 2021	At March 31, 2021	At September 30, 2020
Deposits with the Group	2,795.8	2,786.9	2,153.2
Associates/others	2,702.5	2,552.7	2,051.1
Key management personnel	44.8	156.4	85.6
Relatives of key management personnel	48.5	77.8	16.5
Payables	2,791.1	2,736.3	2,884.0
Associates/others	2,791.1	2,736.2	2,884.0
Key management personnel	0.0[1]	0.1	0.0[1]
Relatives of key management personnel	0.0[1]	0.0[1]	0.0[1]
Investments of the Group	26,758.5	12,472.1	16,199.2
Associates/others	26,758.5	12,472.1	16,199.2
Investments of related parties in the Group	2,103.3	13.8	15.5
Associates/others	2,100.0	..	..
Key management personnel	3.0	6.8	6.7
Relatives of key management personnel	0.3	7.0	8.8
Advances by the Group	193.8	289.2	251.2
Associates/others	49.9	42.8	58.3
Key management personnel	143.4	246.2	192.9
Relatives of key management personnel	0.5	0.2	0.0[1]
Receivables	586.9	334.6	389.6
Associates/others	586.9	334.6	389.6
Guarantees issued by the Group	59.0	50.7	4.1
Associates/others	59.0	50.7	4.1

1.	Insignificant amount.

2.	At September 30, 2021, 19,110,800 (March 31, 2021: 20,047,800, September 30, 2020: 15,788,750) employee stock options of the Bank for key management personnel were outstanding. Excludes stock options granted to key management personnel, which are pending regulatory approvals.

3.	During the six months ended September 30, 2021, 937,000 (year ended March 31, 2021: 1,188,000, six months ended September 30, 2020: 395,500), employee stock options with total exercise price of ` 165.0 million (year ended March 31, 2021: ` 228.8 million, six months ended September 30, 2020: ` 68.2 million) were exercised by the key management personnel.

4.	At September 30, 2021, 536,600 (March 31, 2021: 536,600, September 30, 2020: 420,500) employee stock options of ICICI Prudential Life Insurance Company Limited to key management personnel were outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	October 23, 2021	By:	/s/ Vivek Ranjan
Name:	Vivek Ranjan
Title:	Chief Manager